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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04016069

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53330

RECEIVED MAR - 3 2004 PROCESSING SECTION 187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/18/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenny & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Janice Parise (646) 576-2814
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Kenny, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenny & Co., LLC, as of December 18, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2006

Notary Public

The above attests that our financial statements and operational reports are available to all members of our organization.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kenny & Co., LLC

Financial Statements and Supplementary Schedules Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 18, 2003
(Date Company ceased operations)

Kenny & Co., LLC
Index
December 18, 2003 (Date Company ceased operations)

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Kenny & Co., LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's equity and capital subject to mandatory redemption, and cash flows present fairly, in all material respects, the financial position of Kenny & Co., LLC (the "Company") at December 18, 2003 and the results of its operations and its cash flows for the period from January 1, 2003 to December 18, 2003 (date Company ceased operations), in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity".

On January 8, 2004, the Company was dissolved.

PricewaterhouseCoopers LLP

February 26, 2004

Kenny & Co., LLC
Statement of Financial Condition
December 18, 2003 (Date Company ceased operations)

Assets	
Cash	$ 2,668,039
Receivable from clearing broker	586,043
Commissions receivable	162,193
Total assets	$ 3,416,275
Liabilities and Member's Equity	
Liabilities	
Payable to broker-dealers	$ 7,797
Undistributed capital and other liabilities	384,675
Capital subject to mandatory redemption	802,784
Accrued interest on capital subject to mandatory redemption	23,803
Total liabilities	1,219,059
Member's equity	2,197,216
Total liabilities and member's equity	$ 3,416,275

The accompanying notes are an integral part of these financial statements.

Kenny & Co., LLC
Statement of Income
Period from January 1, 2003 to December 18, 2003
(Date Company ceased operations)

Income	
Commissions	$ 3,839,115
Interest and dividends	31,696
	3,870,811
Expenses	
Employee compensation and benefits	2,027,375
Lease of exchange memberships	568,064
Exchange, clearing and brokerage fees	393,729
Communications and data processing	273,998
Interest expense	23,803
Other expenses	271,311
Total expenses	3,558,280
Income before taxes	312,531
Provision for NYC Unincorporated Business Taxes	12,596
Net income	$ 299,935

The accompanying notes are an integral part of these financial statements.

Kenny & Co., LLC
Statement of Changes in Member's Equity and Capital Subject to Mandatory Redemption
Period from January 1, 2003 to December 18, 2003
(Date Company ceased operations)

	Member's Equity	Capital Subject to Mandatory Redemption	Total
Balance at January 1, 2003	$ 3,000,000	$ -	$ 3,000,000
Reclassification of capital subject to mandatory redemption required under FAS 150,			-
as of July 1, 2003	(802,784)	802,784	-
Net income	299,935	-	299,935
Net income distributable to member	(299,935)	-	(299,935)
Balance at December 18, 2003	$ 2,197,216	$ 802,784	$ 3,000,000

The accompanying notes are an integral part of these financial statements.

Kenny & Co., LLC
Statement of Cash Flows
Period from January 1, 2003 to December 18, 2003
(Date Company ceased operations)

Cash flows from operating activities		
Net income		$ 299,935
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets		
Receivable from clearing broker	$ 107,833	
Commission receivable	(30,069)	
Other assets	1,428	
Increase (decrease) in operating liabilities		
Payable to broker-dealers	(3,324)	
Undistributed capital and other liabilities	(56,286)	
Accrued interest on capital subject to mandatory redemption	23,803	
Total adjustments		43,385
Net cash provided by operating activities		343,320
Increase in cash		343,320
Cash		
Beginning of year		2,324,719
End of year		$ 2,668,039

Non-cash financing activity

Undistributed capital at December 18, 2003 was $299,935 which is included in undistributed capital and other liabilities.

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Kenny & Co., LLC ("the Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The Company operated as a direct access broker on the New York Stock Exchange ("NYSE"). Van der Moolen Holding, N.V. (the "Parent"), a Dutch company on the Amsterdam and New York Stock Exchanges, through its wholly owned subsidiary Mill Bridge IV, LLC ("MB IV"), is the majority owner of the Company. The Company ceased operations and filed its form BDW (Uniform Request withdrawal for Broker-Dealer Registration) as of the close of business December 18, 2003.

Subsequent to December 18, 2003, the Company distributed approximately $1.879 million and $621,000 to its Member and owners of capital subject to mandatory redemption, respectively.

On January 8, 2004, the Company was dissolved.

2. Significant Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 18, 2003, and the reported amounts of revenues and expenses during the period then ended. Actual results could differ from those estimates.

Statement of Financial Accounting Standard No. 150 ("FAS 150")

As of July 1, 2003, the Company adopted Statement of Financial Accounting Standard No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("FAS 150"), which requires companies to classify mandatorily redeemable financial instruments as a liability in the Statement of Financial Condition. The Company has determined that its minority members' capital, which has the same rights and obligations as members' equity, is a mandatorily redeemable financial instrument as defined by FAS 150 because they are redeemable upon an event certain to occur. In determining the capital subject to mandatory redemption, all securities (but no other assets) and all other assets and liabilities shall be reflected at their fair market values and book values, respectively. All income distributable to the Company's minority members' is recorded as interest expense.

Securities Transactions

Commission income and related expenses are recognized on a trade date basis.

Cash

As of December 18, 2003, cash was held at one financial institution.

Income Taxes

No provision has been made for federal and state income taxes since the Company is a limited liability company not subject to such taxes. The Company's income or loss is reportable by the members on their individual income tax returns. The Company has provided for New York City Unincorporated Business Tax.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 18, 2003, the Company had net capital of $2,951,329 which was $2,923,576 in excess of its net capital requirement.

4. Receivable from Clearing Broker and Off-balance-sheet Risk

In the normal course of business, the Company's broker-dealer activities involve the execution, settlement, and financing of various broker-dealer transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company clears all of its securities transactions on a fully disclosed basis with Wexford Clearing Services Corporation ("clearing broker"). Pursuant to the terms of the agreement, the clearing broker has the right to charge the Company for losses that resulted from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 18, 2003, the Company has recorded no liability with regard to this right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The receivable from clearing broker of $586,043 consists of cash and cash equivalents held at the clearing broker.

5. Employee Benefit Plans

The Company participates in a 401(k) plan sponsored by an affiliate covering all eligible full-time employees. Under certain circumstances prescribed by law the Company may be required to make contributions to the Plan. There was no expense for the current year.

6. Exemptive Provisions of SEC Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to these set forth in the conditions for exemption appearing in paragraph k(2)(ii) of that rule.

Kenny & Co., LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 18, 2003
(Date Company ceased operations) **Supplementary Schedule I**

Net Capital	
Member's Equity	$ 2,197,216
Capital subject to mandatory redemption required under FAS 150	802,784
Total Capital	3,000,000
Total deductions and/or charges	
Net capital before haircuts on securities positions	3,000,000
Haircuts on securities positions	48,671
Net Capital	$ 2,951,329
Computation of basic net capital requirement	
Minimum capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	27,753
Capital in excess of minimum requirement	$ 2,923,576
Computation of aggregate indebtedness	
Total aggregate indebtedness	$ 416,275
Percentage of aggregate indebtedness to net capital	14%
Reconciliation with Company's computation (included in the previously unaudited Part II of Form X-17 A-5 filed as of December 18, 2003)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 3,273,317
Audit adjustment for undistributed capital reclassed to undistributed capital and other liabilities	(299,935)
Audit adjustment for accrued interest on capital subject to mandatory redemption reclassed to accrued interest	(23,803)
Audit adjustments - other	1,750
Net capital per above	$ 2,951,329

Kenny & Co., LLC

Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 18, 2003
(Date Company ceased operations)

Supplementary Schedule II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of that rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Members of
Kenny & Co., LLC:

In planning and performing our audit of the financial statements and supplementary schedules of Kenny & Co., LLC (the "Company") for the period ended January 1, 2003 to December 18, 2003 (date Company ceased operations), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 18, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004